SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1. Press Release entitled “New Case F Series Wheel Loaders Boost Fuel Economy, Performance”

2. Press Release entitled “New Case C Series Excavators Deliver Improved Fuel Economy, Faster Cycle Times”

3. Press Release entitled “Case Launches Triple Threat Rodeo Competition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

January 24, 2011

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

NEW CASE F SERIES WHEEL LOADERS

BOOST FUEL ECONOMY, PERFORMANCE

New SCR Technology Improves Fuel Efficiency

RACINE, Wis. (Jan. 20, 2011) – Case Construction Equipment today introduced three new F Series wheel loader models. The new machines provide faster acceleration, quicker cycle times and higher travel speeds while delivering as much as 17-percent greater fuel efficiency.

The new Case 721F, 821F and 921F wheel loaders evolved from the company’s E Series product line. The Case F Series wheel loaders use proven selective catalytic reduction (SCR) technology to meet Tier 4 Interim emissions standards while also delivering increased power and improved fuel efficiency.

“With the SCR technology in our Case F Series wheel loaders, Case has made what was already the industry’s most fuel-efficient line of wheel loaders even more fuel efficient,” said Tim O’Brien, marketing manager, Case Construction Equipment. “At the same time, the Case F Series engines are more powerful and respond faster.”

The Case 721F, 821F and 921F wheel loaders feature a 6.7-liter Tier 4 Interim-certified engine, rated at 179, 211 and 242 hp (133, 158 and 180 kW), respectively.

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Page Two / Case F Series Wheel Loaders Boost Fuel Economy, Performance

Significant fuel savings

“These new Case wheel loaders deliver uncompromising leadership in fuel economy and performance,” O’Brien said. “To start with, we updated the four programmable power modes to save fuel and increase available power.” He explained that use of the easy-to-program power modes – Economy, Standard, Auto and Max – gives operators flexibility in matching engine power to their jobs.

A new optional, five-speed transmission with a lockup torque converter, open-differential axles and advanced system programming provides even more fuel savings. “The five-speed transmission offers good value, with an 8-percent increase in fuel savings over a comparably equipped model with a four-speed transmission,” he added.

A new dual-mode shutdown feature maximizes fuel economy and monitors vital engine components. Using the fuel-saver mode, the operator can limit the time the machine will idle. The desired shutdown time can be set in five-minute increments.

Breakthrough productivity

The new Case wheel loaders include standard limited-slip front and rear axles that provide outstanding traction in all conditions, especially in non-compacted surfaces, such as gravel. The standard four-speed transmission with manual kick-down provides maximum traction and increased bucket penetration.

The Case 921F wheel loader, with a 4.75 yd3 (3.6 m3) bucket, launches a new size class for Case. With greater tipping load weight and bucket breakout force relative to its payload, the 921F meets the needs of aggregate stockpiling and high-production truck-loading applications. Bucket capacities are 3.25 yd3 (2.5 m3) for the 721F and 4.25 yd3 (3.25 m3) for the 821F.

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Page Three / Case F Series Wheel Loaders Boost Fuel Economy, Performance

“The Case F Series wheel loaders can perform in a wide range of applications, from construction sites and landfills to quarry and aggregate operations,” O’Brien said.

The award-winning Case joystick steering enables operators to seamlessly move between the joystick and steering wheel for high-production operations. An optional two-lever hydraulic control system is available. The Case PowerInch feature lets the operator quickly and precisely approach targets in tight areas, regardless of engine speed. PowerInch maintains high RPMs to maximize hydraulic power and control.

Comfort in the Cab

Several new comfort and safety features will boost operator productivity. The cab offers an unobstructed view to both edges of the bucket or attachment, while a wide window and sloping hood provide clear vision to the rear.

A new rearview, wide-angle camera with an adjustable color monitor is available in the Case F Series. The camera option nearly eliminates blind spots and is ideal for jobs that require operating around other machines or workers.

“At a busy worksite, it’s important to have a machine with excellent visibility to all corners of the vehicle,” O’Brien said. “The Case F Series wheel loaders offer best-in-class rear visibility and a panoramic view to the front and sides for enhanced operator confidence and productivity.”

As in previous models, the Case F Series wheel loaders include an advanced instrument cluster to enable operators to adjust various functions without relying on a service technician. The F Series models also offer ergonomically placed controls and a new heated cloth seat with seven adjustment modes.

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Page Four / Case F Series Wheel Loaders Boost Fuel Economy, Performance

Attachments add value

Case offers a range of attachments for the F Series wheel loaders, including pallet forks, brooms, jib booms, buckets and weigh-load systems. The F Series buckets are available with bucket teeth or bolt-on edges. In addition to the standard Z-bar loader, Case offers XR extended-reach models and a 721E XT tool-carrier model.

For additional wheel loader product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case wheel loader demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

NEW CASE C SERIES EXCAVATORS DELIVER

IMPROVED FUEL ECONOMY, FASTER CYCLE TIMES

Three New Models Meet Tier 4 Interim Emissions Requirements

RACINE, Wis. (Jan. 21, 2011) – Case Construction Equipment today launched its C Series full-sized excavator line with three new models, and each features increased fuel efficiency, productivity and improved serviceability and operator comfort.

The new Case CX250C, CX300C and CX350C excavators replace models in the company’s B Series product line. They feature Tier 4 Interim-certified cooled exhaust gas recirculation (CEGR) technology that burns cleaner while delivering superior horsepower. These three new models deliver 177, 207 and 266 net horsepower (132, 154 and 198 kW), respectively.

“Contractors are looking for lower operating costs and higher productivity. The new Case C Series excavators deliver both,” said Tim O’Brien, marketing manager, Case Construction Equipment. “In trenching applications, for example, the Case CX250C excavator can save as much as three gallons of fuel per hour compared to competitive models. If an equipment owner puts 1,000 hours on a machine in a year, he can put $9,000 straight to the bottom line.”

The new Case Intelligent Hydraulic System technology reduces total fuel consumption and improves performance, O’Brien said. Boom Economy Control lowers engine RPMs during the boom down and swing operation, while the Auto Economy Control lowers RPMs when the joysticks are inactive.

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Page Two / Case Introduces Three New Excavators

Swing Relief Control technology manages the hydraulic power allotted at the start of the swing operation, and Spool Stroke Control creates an automatic pressure adjustment during digging operations.

“These fuel efficiency gains are especially significant,” O’Brien explained. “While typical CEGR systems lose fuel efficiency, we’ve actually increased fuel efficiency on our Case C Series excavators by up to 10 percent over our previous B Series models. This is noteworthy considering that the Case B Series excavators earned the prestigious Energy Conservation Award, bestowed by Japan’s Agency for Natural Resources and Energy, due to its fuel efficiency. While delivering exceptional fuel efficiency, the Case C Series models continue to be in the top of their class for productivity.”

Increased productivity

With up to 5-percent faster cycle times than previous models, the new Case C Series excavators can, for example, load up to 10 more trucks during every work shift. Along with faster cycle times, the new Case excavators offer operators smoother and easier control and maneuverability.

The three C Series models feature up to 6-percent more lift capacity and boast increased operating weights to tackle bigger jobs. The Case CX250C excavator has an operating weight of 55,400 lb. (25 100 kg), and the CX300C and CX350C weigh in at 65,900 lb. (29 900 kg) and 80,000 lb. (36 300 kg), respectively.

Improved operator comfort, visibility

“With the Case C Series excavators, operators also benefit from working in a more spacious, comfortable and quiet cab,” O’Brien said. Noise reduction improvements, including vibration refinement on the cab’s reinforced tubular structures, create an extra-quiet cab environment, with automotive-like noise levels as low as 69.9 dBa. “It’s like being in a car even when the excavator is running at full throttle,” he said. “A quiet, comfortable cab helps the operator be more productive.”

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Page Three / Case Introduces Three New Excavators

The cab on the new Case excavators provides 7-percent more overall space and 25-percent more airflow. Air conditioning performance also has increased by 8 percent.

New with the C Series is a rearview camera that feeds video to a 7-inch LED monitor in the cab to expand the operator’s view around the machine. “The monitor in the Case C Series excavators is large and clear, comparable to what you’d find in a luxury automobile,” O’Brien said. The operator can easily switch between rear and optional side camera views. Plus, they have simultaneous visibility to key operating data, including a new function which provides fuel consumption per hour. “Operators can use this information to refine fuel efficiency for their particular operation,” he said.

The C Series excavators also include a standard air-suspension seat and an in-cab auxiliary hydraulic setting system with a new option for 10 memory-recall settings to make tool changes quick and easy for operators.

Extended service intervals for the Case C Series excavators help reduce operating costs, O’Brien said. They are designed with 500-hour engine oil change intervals, 5,000-hour hydraulic oil change intervals and 1,000-hour greasing intervals with Easy Maintenance System bushings. The cab includes new access points to easily reach the air filter and fuse box.

Ease of maintenance

“The new Case C Series excavators efficiently package the redesigned engine, cooling and exhaust systems while maintaining excellent serviceability and operator visibility,” O’Brien said. “The machines feature wide-open panels for easy access to service points and ground-level access to grouped lubrication points.”

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Page Four / Case Introduces Three New Excavators

Full range of attachments

Case offers a range of attachments for the C Series excavators, including buckets and multi-fit couplers. The new line of Case excavator buckets, including general-purpose, heavy-duty, ditching, rock and Couplex™ application buckets, are all available with the Case SmartFit™ durable bucket tooth system with tips that can be switched without hammering pins.

For additional excavator product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case excavator demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

# # #

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE LAUNCHES TRIPLE THREAT RODEO COMPETITION

Grand Prize Winner to Receive a

New Case Compact Track Loader and Ram Truck

RACINE, WIS. (Jan. 21, 2011) – Case Construction Equipment today announced the launch of the Case Triple Threat Rodeo Competition, a yearlong rodeo competition featuring Case loader/backhoes, wheel loaders and skid steers.

The operators who win rodeo events at Case dealerships across North America will compete in a final event during the 2012 World of Concrete tradeshow to determine the champion. The grand prize winner receives a new Case compact track loader for the sponsoring company and a Ram truck for themselves. Fully loaded with a quick coupler, pilot controls and Ride Control, the compact track loader is valued at $59,000. The Ram 2500SLT truck features a 5.76 V8 Hemi and is valued at $42,000.

“Operators demonstrate their skills on the job every day,” said Rob Marringa, Case marketing manager. “They’re placing pipe in narrow trenches, maneuvering equipment around jobsite obstacles and leveling ground to exact specifications. The Triple Threat Rodeo gives the very best operators a chance to show off their skills.”

Operators participating in the local rodeo events are eligible to win up to $500 in cash prizes and Case gear. First-prize winners also will win a trip for two to Las Vegas to compete in the Case North American Triple Threat Rodeo Championship.

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Page Two / Case Launches Triple Threat Rodeo Competition

Case dealer events benefit local charities, such as Habitat for Humanity

The Case Triple Threat Rodeo Competitions also provide partnership opportunities with Habitat for Humanity affiliates. Each participating Case dealership will make a donation to its local Habitat affiliate or other local charity and provide the opportunity to recruit skilled volunteers at the events.

The rodeo events also will promote the Case Community Challenge program, which honors contractors who donate their time and energy to participate in local community improvement projects.

Information about the Case Triple Threat Rodeo, including a calendar of upcoming events, is located at www.caserodeoseries.com. More information about the Case Community Challenge program is available at www.CaseCE.com/communitychallenge.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH can be found online at www.cnh.com.

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